RECURSOS QUELIZ, INC.

Las Caobas, 4th Street, No. 24
Puerto Plata, Dominican Republic
December 15, 2014
Via Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.,
Washington, D.C., 20549

Re:          Recursos Queliz, Inc.
Registration Statement on Form S-1
File No.  333-194322

Attention: Mr. John Reynolds, Assistant Director, Division of Corporate Finance

Dear Mr. Reynolds:

Recursos Queliz, Inc. (the “Company”) hereby requests that the above-captioned registration statement be ordered effective at 12:00 pm EST on Wednesday, December 17, 2014, or as soon as practicable thereafter.

The Company wishes to state that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequate and accuracy of the disclosure in the filing, and

●
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly;
Recursos Queliz, Inc.

“Alexys Payamps Dominguez”
Alexys Payamps Dominguez
President, Chief Executive Officer
and Director